                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration Nos. 333-00343  and
                                                                 333-01115

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 21, 1996)

                               13,500,000 Shares

                                      LOGO
                       Central and South West Corporation
                                  COMMON STOCK
                            ------------------------
 ALL OF THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE
   COMPANY. OF THE 13,500,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 11,850,000 ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY
   THE U.S. UNDERWRITERS AND 1,650,000 ARE BEING OFFERED INITIALLY OUTSIDE
     THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. THE
       COMPANY'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE
       UNDER THE SYMBOL "CSR." ON FEBRUARY 21, 1996, THE REPORTED LAST
             SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK
                            EXCHANGE WAS $26 3/8.

                            ------------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
                             PRICE $26 3/8 A SHARE

                            ------------------------

                                                                UNDERWRITING
                                                PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                                 PUBLIC        COMMISSIONS(1)       COMPANY(2)
                                            -----------------------------------------------------
Per Share...................................     $26.375            $.750            $25.625
Total(3)....................................   $356,062,500      $10,125,000       $345,937,500

------------

     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     (2) Before deducting expenses payable by the Company estimated at $500,000.

     (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 2,025,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $409,471,875, $11,643,750 and $397,828,125, respectively. See "Underwriters."

                            ------------------------
     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Sidley & Austin, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about February 27, 1996 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------
MORGAN STANLEY & CO.
         Incorporated
              CS FIRST BOSTON

                              DEAN WITTER REYNOLDS INC.

                                           GOLDMAN, SACHS & CO.

                                                     SMITH BARNEY INC.

February 21, 1996

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION.
                             ---------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or distribution of this Prospectus Supplement and the accompanying Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who obtain possession of this Prospectus Supplement and the accompanying Prospectus are required by the Company and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Common Stock and the distribution of this Prospectus Supplement and the accompanying Prospectus.
                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                        PAGE
                                                                                        ----
Prospectus Supplement Summary.........................................................   S-3
The Company...........................................................................   S-6
Recent Developments...................................................................  S-10
Use of Proceeds.......................................................................  S-12
Unaudited Pro Forma Condensed Consolidated Financial Information......................  S-13
Selected Consolidated Financial Data..................................................  S-17
Financial Review......................................................................  S-18
Certain United States Federal Income Tax Consequences for Non-United States Holders of
  Common Stock........................................................................  S-25
Underwriters..........................................................................  S-27
                                         PROSPECTUS
Available Information.................................................................     2
Incorporation of Certain Documents by Reference.......................................     2
The Company...........................................................................     4
Dividends and Price Range of Common Stock.............................................     4
Use of Proceeds.......................................................................     5
Description of Common Stock...........................................................     5
Plan of Distribution..................................................................     6
Legal Opinions........................................................................     7
Experts...............................................................................     7

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK OR CHICAGO STOCK EXCHANGES, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ---------------------

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE EXCHANGE ACT.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and related notes appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference therein. The documents so incorporated by reference are available from Central and South West Corporation (the "Company") upon request. The information contained in this Prospectus Supplement assumes that the U.S. Underwriters' over-allotment option is not exercised. Unless otherwise indicated, the financial information presented herein with respect to SEEBOARD plc ("SEEBOARD") and the SEEBOARD acquisition has been converted into U.S. dollar amounts for illustrative purposes only at an exchange rate of L1.00 = $1.58, which was the prevailing rate of exchange at the close of business on November 3, 1995, the business day prior to the announcement of the Company's tender offer for all of the outstanding share capital of SEEBOARD.

                                  THE COMPANY
OVERVIEW

     The Company is a Dallas-based public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). Through its four electric operating subsidiaries, Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO") and West Texas Utilities Company ("WTU") (collectively, the "Electric Operating Companies"), the Company serves approximately 1.6 million customers in one of the largest service territories in the United States covering approximately 152,000 square miles in portions of Texas, Oklahoma, Louisiana and Arkansas. The Company's electric utility customer base includes a mix of residential, commercial and diversified industrial customers.

     On January 10, 1996, the Company's $2.12 billion tender offer (the "Tender Offer") in the United Kingdom for all of the outstanding share capital of SEEBOARD, which was announced on November 6, 1995, was declared wholly unconditional. Through February 21, 1996, the Company had acquired shares representing, or had received valid acceptances in respect of, approximately 92.1% of the outstanding share capital of SEEBOARD. The Company expects to acquire the remaining 7.9% of the outstanding SEEBOARD share capital by the end of the second quarter of 1996. SEEBOARD is a regional electricity company in the United Kingdom headquartered in Crawley, West Sussex, with approximately two million customers and a distribution territory in southeast England that covers approximately 3,000 square miles extending from the outlying areas of London to the English Channel. See "The Company -- SEEBOARD Acquisition."

     The Company also engages through other subsidiaries in the following energy-related businesses: (i) CSW Energy, Inc. ("CSWE") develops, owns and operates non-utility power projects in the United States; (ii) CSW International, Inc. ("CSWI") participates in power generation, transmission and distribution projects outside the United States; (iii) Transok, Inc. ("Transok"), an intrastate natural gas pipeline and gas marketing company, gathers, processes and stores natural gas for, and transports and markets natural gas to, the Electric Operating Companies and other customers; (iv) CSW Communications, Inc. ("CSW Communications") provides communications services, including enhancement of services through fiber optic and other telecommunications technologies, to the Company and its subsidiaries (the "CSW System") and to third parties; (v) CSW Credit, Inc. ("CSW Credit") purchases, without recourse, the accounts receivable of the Electric Operating Companies, Transok and non-affiliated utilities; and (vi) EnerShop Inc. ("EnerShop") was recently formed to provide commercial, industrial, institutional and governmental customers with energy management services designed to control costs, enhance productivity and improve convenience, safety and comfort. The Company has recently announced that it is exploring strategic alternatives with respect to Transok, including a possible sale. See "Recent
Developments -- Transok."

     The Company's unaudited consolidated revenues for the year ended December 31, 1995, including SEEBOARD revenues for December 1995, were approximately $3.7 billion. Substantially all of these consolidated revenues were derived from the sale of electric energy. For the twelve months ended December 31, 1995, SEEBOARD's revenues were approximately $1.9 billion, excluding exceptional items. For a summary of certain unaudited consolidated results of operations for the year ended December 31, 1995, see "Recent Developments -- Summary Unaudited Results of 1995 Operations."

COMPETITIVE POSITION AND STRATEGY

     The Company believes it is well positioned to capitalize on the opportunities and challenges of an increasingly deregulated and competitive market for the generation, transmission and distribution of electricity. The Company benefits from economies of scale by virtue of its size and is a reliable and relatively low-cost provider of power. More specifically, the Company seeks competitive advantages through its diverse and stable customer base, competitive prices for electricity, diversified fuel mix, extensive transmission interconnections, diversity of regulation and financial flexibility. See "The Company -- Competitive Position."

     The electric utility industry is changing rapidly as it is becoming more competitive. The Company has developed the following four-part strategy to capitalize and improve upon its competitive position in this environment:

     - Enhance the Company's core electric utility business;

     - Expand the Company's core electric utility business;

     - Expand the Company's non-utility business; and

     - Pursue financial initiatives.

See "The Company -- Strategy."

                                  THE OFFERING

Common Stock offered:
  U.S. offering..............................    11,850,000 Shares
  International offering.....................    1,650,000 Shares
          Total..............................    13,500,000 Shares
Common Stock to be outstanding after
  offering...................................    206,630,579 Shares(1)
Use of proceeds..............................    The net proceeds of the sale of the shares
                                                 offered hereby will be used to repay a
                                                 portion of the indebtedness incurred by the
                                                 Company in connection with the acquisition
                                                 of SEEBOARD. See "Use of Proceeds" and "The
                                                 Company -- SEEBOARD Acquisition."
New York Stock Exchange symbol...............    CSR
Price Range
  (January 1, 1996 through February 21,
  1996)......................................    $26 1/4 - $28
Reported last sale price of the Common Stock
  on February 21, 1996.......................    $26 3/8
Current indicated annual dividend rate per
  share of Common Stock......................    $1.74(2)

---------------

(1) The number of shares of Common Stock to be outstanding after the offering is based on 193,130,579 shares outstanding as of February 21, 1996.

(2) Reflects a 2c per share or 1.2% increase in the current indicated annual dividend rate over the 1995 level. A quarterly dividend is payable on February 29, 1996 to shareholders of record on February 8, 1996. Delivery of shares in the offering is expected to be made on February 27, 1996; therefore purchasers will not be eligible to receive the February 29, 1996 dividend.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated historical and unaudited pro forma financial data of the Company set forth below were derived from and should be read in conjunction with the historical and unaudited pro forma consolidated financial statements of the Company and the notes thereto which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and the financial information and notes to financial statements included herein. The unaudited pro forma financial data set forth below is based on the assumptions and adjustments set forth under "Unaudited Pro Forma Condensed Consolidated Financial Information" included herein. For a summary of certain unaudited consolidated results of operations for the year ended December 31, 1995, see "Recent Developments -- Summary Unaudited Results of 1995 Operations."

                                                                                                 NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                     YEAR ENDED DECEMBER 31,              --------------------------------
                                           -------------------------------------------       UNAUDITED
                                                     ACTUAL               PRO FORMA(1)         ACTUAL         PRO FORMA(1)
                                           ---------------------------    ------------    ----------------    ------------
                                            1992      1993       1994         1994         1994      1995         1995
                                           ------    ------     ------    ------------    ------    ------    ------------
                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues..............................   $3,289    $3,687     $3,623       $5,465       $2,832    $2,666       $4,031
  Operating expenses and taxes..........    2,701     3,230      3,029        4,720        2,348     2,139        3,412
  Operating income......................      588       457        594          745          484       527          619
  Other income and deductions...........       82        93        111          111           76        76           76
  Interest charges......................      266       269        293          407          216       249          336
  Net income............................      404       327(2)     412          449          344       354          359
  Net income for common stock...........      382       308        394          431          330       340          345
  Earnings per share of common stock....     2.03      1.63       2.08         2.13         1.75      1.78         1.68
  Dividends paid per share of common
    stock...............................     1.54      1.62       1.70          N/A         1.28      1.29          N/A
  Average common shares outstanding.....    188.3     188.4      189.3        202.8        189.1     191.4        204.9

                                                       AS OF SEPTEMBER 30, 1995
                                                     ----------------------------
                                                     UNAUDITED
                                                      ACTUAL         PRO FORMA(1)
                                                     ---------       ------------
                                                            (IN MILLIONS)
BALANCE SHEET DATA:
  Assets.........................................     $11,296          $ 13,886
  Common stock equity............................       3,184             3,529
  Preferred stock................................         326               326
  Long-term debt (excluding current
    maturities)..................................       3,001             4,541
  Current liabilities............................       2,247             2,628

---------------

(1) Gives effect to (i) the acquisition of all the outstanding share capital of SEEBOARD and certain related transactions as described under "The
    Company -- SEEBOARD Acquisition" and "Unaudited Pro Forma Condensed Consolidated Financial Information" and (ii) the sale of shares of Common Stock pursuant to the offering and the application of the net proceeds therefrom as described under "Use of Proceeds." In the case of the income statement data, amounts are reflected as if such transactions occurred at January 1, 1994, and in the case of the balance sheet data, amounts are reflected as if such transactions occurred at September 30, 1995.

(2) Earnings in 1993 were significantly affected by restructuring charges, the $46 million cumulative effect of changes in accounting principles, the establishment of reserves for fuel and other properties and prior year tax adjustments.

                                  THE COMPANY

OVERVIEW

     The Company is a Dallas-based public utility holding company registered under the 1935 Act. Through its Electric Operating Companies the Company serves approximately 1.6 million customers in one of the largest service territories in the United States covering approximately 152,000 square miles in portions of Texas, Oklahoma, Louisiana and Arkansas. The Company's electric utility customer base includes a mix of residential, commercial and diversified industrial customers.

     The Company also engages through other subsidiaries in the following energy-related businesses: (i) CSWE develops, owns and operates non-utility power projects in the United States; (ii) CSWI participates in power generation, transmission and distribution projects outside the United States; (iii) Transok, an intrastate natural gas pipeline and gas marketing company, gathers, processes and stores natural gas for, and transports and markets natural gas to, the Electric Operating Companies and other customers; (iv) CSW Communications provides communications services, including enhancement of services through fiber optic and other telecommunications technologies, to the CSW System and to third parties; (v) CSW Credit purchases, without recourse, the accounts receivable of the Electric Operating Companies, Transok and non-affiliated utilities; and (vi) EnerShop was recently formed to provide commercial, industrial, institutional and governmental customers with energy management services designed to control costs, enhance productivity and improve convenience, safety and comfort. The Company has recently announced that it is exploring strategic alternatives with respect to Transok, including a possible sale. See "Recent Developments -- Transok."

SEEBOARD ACQUISITION

     On November 6, 1995, the Company, indirectly through CSW (UK) plc ("CSW
(UK)"), announced its intention to commence the Tender Offer in the United Kingdom to acquire all of the outstanding share capital of SEEBOARD, a regional electricity company in the United Kingdom, for an aggregate adjusted purchase price of approximately $2.12 billion. SEEBOARD is one of the 12 regional electricity companies which came into existence as a result of the restructuring and subsequent privatization of the United Kingdom electric industry in 1990. Its principal businesses are the distribution and supply of electricity in southeast England. SEEBOARD is also involved in other activities, including gas supply, electricity generation, electrical contracting and retailing.

     SEEBOARD serves an affluent suburban and rural area in the United Kingdom. SEEBOARD is also one of the lowest cost suppliers among the United Kingdom's regional electricity companies. Approximately 91% of SEEBOARD's customers are residential. For its fiscal year ended March 31, 1995, SEEBOARD had electricity sales of 17.7 billion kilowatt-hours ("kwh") and an operating profit before tax of approximately $228 million on revenues of approximately $1.8 billion, as adjusted for U.S. Generally Accepted Accounting Principles. SEEBOARD's results for the fiscal year ended March 31, 1995 are not necessarily indicative of the results that will be experienced by SEEBOARD as a subsidiary of the Company due to debt incurred in connection with the financing of the acquisition. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

     On January 10, 1996, the Company's Tender Offer for all the outstanding share capital of SEEBOARD was declared wholly unconditional. Through February 21, 1996 the Company had acquired shares representing, or had received valid acceptances in respect of, approximately 92.1% of the outstanding share capital of SEEBOARD. The Company expects to acquire the remaining 7.9% of the outstanding share capital of SEEBOARD by the end of the second quarter of 1996.

     Pursuant to the terms of the Tender Offer, the aggregate purchase price to be paid in the Tender Offer was reduced from approximately $2.52 billion to approximately $2.12 billion to reflect the distribution by SEEBOARD to its shareholders, including CSW (UK), of SEEBOARD's ownership interest in the National Grid Group plc (the "National Grid") on December 11, 1995 (the "Grid Distribution"). In the Grid Distribution, CSW (UK) received 32,492,964 shares of National Grid common stock, representing approxi-mately 2.0% of the outstanding share capital. CSW (UK) disposed of its ownership interest in the National Grid and will apply proceeds of approximately $100 million from such sale to repay indebtedness incurred pursuant to the CSW Investments Credit Facility (as hereinafter defined). As of February 21, 1996, the Company had contributed approximately $829 million of the approximately $2.12 billion required to complete the acquisition of SEEBOARD shares in connection with the Tender Offer. The Company obtained such funds through borrowings under an $850 million senior credit agreement entered into with a consortium of banks on November 6, 1995 (the "Equity Bridge Loan"). Borrowings under the Equity Bridge Loan are unsecured and mature on November 6, 2000, subject to prepayment by the Company at any time.

     CSW (UK) has obtained or will obtain the remaining funds necessary to consummate the Tender Offer, approximately $1.29 billion, from capital contributions or loans to be made to CSW (UK) by its sole shareholder, CSW Investments ("CSW Investments"), which has arranged a senior secured credit facility for that purpose with a consortium of banks (the "CSW Investments Credit Facility"). Neither the Company nor CSWI, the indirect parent of CSW Investments and CSW (UK), has guaranteed or is otherwise subject to recourse for amounts borrowed under the CSW Investments Credit Facility. As of February 21, 1996, CSW Investments had borrowed approximately $1.1 billion under the CSW Investments Credit Facility.

COMPETITIVE POSITION

     The Company believes it is well positioned to capitalize on the opportunities and challenges of an increasingly deregulated and competitive market for the generation, transmission and distribution of electricity. See "Recent Developments -- Regulatory and Competitive Environment." The Company benefits from economies of scale by virtue of its size and is a reliable and relatively low-cost provider of electric power. More specifically, the Company seeks competitive advantages in the following ways:

     Diversity and Stability of Customer Base. The Electric Operating Companies serve a diversified customer base that is not dominated by a particular customer class or dependent upon a particular large customer or industry. The following chart sets forth the percentage breakdown of the Electric Operating Companies' 1995 kwh sales and revenues by customer class:

                                  CUSTOMER MIX

                                                                1995 KWH SALES   1995 REVENUES
                                                                --------------   -------------
    Residential.............................................          28.2%           39.5%
    Commercial..............................................          23.0            28.1
    Industrial..............................................          32.2            24.3
    Wholesale...............................................          14.1             7.8
    Other...................................................           2.5              .3
                                                                     -----           -----
              Total.........................................         100.0%          100.0%
                                                                     =====           =====

     The ten largest industrial customers of each of the Electric Operating Companies account for the following percentages of each company's total 1995 revenues: 9.2% at CPL, 8.0% at PSO, 10.2% at SWEPCO and 3.7% at WTU. During 1995, no single industrial customer accounted for greater than 4.5% of revenues at any of the Electric Operating Companies. The Electric Operating Companies' electric sales were 59.9 billion kwh during 1995. Sales have grown at an average annual rate of 3.0% from 1993 to 1995. In addition, the SEEBOARD acquisition will add approximately two million customers, of which approximately 91% are residential, to the Company's customer base.

     Low Cost Service. The Electric Operating Companies offer competitive prices for residential and industrial electricity rates when compared to the West South Central Region Average(1), based on the Edison Electric Institute's 1995 Summer Rate Survey:

                           AVERAGE ELECTRICITY RATES

                                                         RESIDENTIAL     INDUSTRIAL
                                                         -----------     ----------
                                                             (IN CENTS PER KWH)
                CPL....................................      7.6             3.6
                PSO....................................      6.2             3.6
                SWEPCO
                  TX...................................      6.6             3.6
                  LA...................................      6.6             3.9
                  AR...................................      6.2             3.7
                WTU(2).................................      7.7             4.1
                West South Central Region Average......      7.9             4.1

              -----------------------------

              (1) Includes the rates of 20 electric utilities
                  operating in Arkansas, Louisiana, Oklahoma and Texas.

              (2) Rates do not reflect a subsequent decrease
                  resulting from the settlement of certain regulatory matters during the third quarter of 1995.

Additionally, SEEBOARD is one of the lowest price suppliers of electricity among the United Kingdom's regional electricity companies.

     Diversification of Fuel Mix. The Electric Operating Companies have a diverse fuel mix. During 1995, the approximate percentage of consolidated kwh sales generated from each major fuel source was as follows: natural gas, 44%; coal, 34%; lignite, 9%; nuclear, 8%; and purchased power, 5%. Nuclear generation is provided by CPL's ownership of a 25.2% interest in the 2,500 megawatt, South Texas Project nuclear generating station ("STP").

     Extensive Transmission Interconnections. The Electric Operating Companies have extensive transmission interconnections which enable them to access a broad wholesale market. As of January 1996, the Electric Operating Companies had approximately 143 direct interconnections with 17 other utilities.

     Diversity of Regulation. The Electric Operating Companies are subject to the jurisdiction of state commissions in Texas, Oklahoma, Louisiana, and Arkansas, which regulate, among other matters, rates, accounting, and in some cases, issuance of securities, certification of facilities and extensions and division of service territories. In addition, SEEBOARD's electricity distribution business is subject to price cap regulation in the United Kingdom. The Company believes that the regulation of its electric operations by a diverse group of regulatory bodies reduces the risk that the actions of any one regulatory body would materially and adversely impact the Company's consolidated operations.

     Financial Flexibility. The Company is committed to maintaining financial flexibility through a strong capital structure and favorable securities ratings in order to access the capital markets opportunistically or when required. The Company and the Electric Operating Companies currently maintain credit ratings at levels above the industry average for electric utilities. In addition, because the Company does not believe that it will require significant additional generating capacity through the end of the decade, its total construction and capital expenditures (including SEEBOARD) are anticipated to be approximately $636 million, $671 million and $563 million during 1996, 1997, and 1998, respectively. The Company expects to fund the majority of its construction expenditures through internally generated sources. The Company's strategic initiatives may, however, require additional capital.

STRATEGY

     The electric utility industry is changing rapidly as it is becoming more competitive. The Company has developed the following four-part strategy to capitalize and improve upon its competitive position in this environment:

     - Enhance the Company's core electric utility business;

     - Expand the Company's core electric utility business;

     - Expand the Company's non-utility business; and

     - Pursue financial initiatives.

     The Company continually seeks to enhance its core business by improving customer service and reducing costs to help the Electric Operating Companies succeed in a competitive environment. The Company has reduced the rate of growth of its operating and maintenance expenses from 7.7% to 2.4% over the past five years through a variety of cost reduction initiatives. Most significantly, in 1993 and 1994 the Company restructured the Electric Operating Companies under a new business unit called CSW Electric and centralized many common service functions into Central and South West Services, Inc. ("CSWS") in order to reduce costs and improve efficiency and productivity (the "Restructuring"). The Restructuring included restaffing positions throughout the CSW System and a reduction in the Company's total work force by more than 7.0% system-wide.

     The Company is pursuing other initiatives to enhance its core electric business, including identifying and implementing the "best business practices" across the CSW System, centralizing fuel procurement (resulting in life of contract net present value savings for customers of $793 million through the renegotiation or litigation of fuel contracts in 1994 and 1995), implementing real-time pricing and variable electric rates to allow customers to utilize less expensive energy and establishing a "Key Account" program to focus on the energy needs of larger industrial and commercial customers.

     The Company is committed to expanding its electric utility business through United States and international strategic acquisitions and through marketing initiatives designed to achieve customer growth in its service territories. Acquisitions of utility assets must meet defined criteria, including the potential to lower costs, increase long-term efficiency and competitiveness and provide an acceptable rate of return and benefit to the Company and its shareholders. The Company believes that the SEEBOARD acquisition meets these criteria. See "-- SEEBOARD Acquisition" above.

     The Company continues to seek opportunities to expand its non-utility business in areas related to its core electric utility business. Through CSWE, which develops and operates independent power and cogeneration projects, the Company has completed four gas-fired cogeneration plants. The Company recently formed CSWI to invest internationally, either alone or with local partners or others. CSWI will also continue the Company's efforts in Mexico and seek to expand into other countries in Latin America, Europe and Asia that meet the Company's investment criteria. CSW Communications, which was formed to provide telecommunications services to the CSW System and third parties, recently announced a pilot program to provide customers with greater choice and control over their electric usage through a combination of two-way fiber optic line and coaxial cable to the home. In September 1995, the Company established EnerShop to provide commercial, industrial, institutional and governmental customers with energy management services designed to control cost, enhance productivity and improve convenience, safety and comfort.

     The Company continues to pursue a strategy of examining the financial elements of its business. Since 1991, the Company has refinanced nearly $2.0 billion of outstanding securities and lowered its embedded cost of debt from approximately 9.0% to approximately 7.2%. The Company's principal financial initiatives currently include achieving a lower dividend payout ratio through earnings growth greater than dividend growth, a capital allocation policy aimed at maximizing value and continued review of its capital structure and risk management programs.

                              RECENT DEVELOPMENTS

     Summary Unaudited Results of 1995 Operations. Earnings for 1995 increased to $402 million ($2.10 per share) from $394 million ($2.08 per share) in 1994 primarily due to increased electric revenues from customer growth and increased usage and lower operations and maintenance expenses. The Company's retail kwh sales from United States operations in 1995 increased 2.5% over 1994, reflecting kwh sales growth in all customer classes. In addition, November and December earnings from the SEEBOARD acquisition contributed to the increase during 1995. Partially offsetting these factors were higher depreciation and interest costs and lower earnings from Mirror Construction Work in Progress ("Mirror CWIP") at CPL. See "-- CPL Rate Review" and "Financial Review -- Results of Operations." Significant one-time items also affecting earnings for 1995 included the Settlement Agreement filed by CPL with the Public Utility Commission of Texas (the "Texas Commission") to settle certain CPL regulatory matters (the "CPL 1995 Agreement"), the termination of the Company's proposed merger (the "El Paso Merger") with El Paso Electric Company ("El Paso"), tax adjustments and adjustments to charges taken in connection with the Restructuring.

     The Company's consolidated earnings for the three-month period ended December 31, 1995 were $62 million ($.32 per share) compared to $64 million ($.33 per share) for the same period of 1994. Earnings for the quarter ended December 31, 1995 decreased primarily due to decreased earnings from Mirror CWIP and allowance for funds used during construction ("AFUDC") and increased depreciation and amortization. Also contributing to the decrease were the adjustments taken in 1994 to the 1993 Restructuring charges. The decrease in the last quarter of 1995 was offset in part by the Company's share of earnings from the Company's equity interest in SEEBOARD.

     Transok. The Company recently announced that it will explore strategic alternatives for its natural gas pipeline and marketing subsidiary, Transok, including a possible sale. Transok owns one of the largest intrastate pipeline systems in the United States. It was created in 1955 to supply natural gas to the electric generating stations of the Company's subsidiary, PSO. Its operations have grown to include natural gas transmission, storage, marketing, gathering and processing. In 1995, Transok had revenues of $721 million, operating income of $39 million and net income of $25 million. As of December 31, 1995, Transok had total assets of $766 million.

     CPL Rate Review. On November 6, 1995, CPL filed with the Texas Commission a request to increase its retail base rates by $71 million and reduce its annual retail fuel factors by $17 million. The net effect of these proposals would be an increase of $54 million, or 4.6%, of total retail revenues based on a test year ended June 30, 1995. CPL is not seeking interim rate relief but will implement bonded rates in May 1996, the earliest date permitted by law. CPL also is seeking to reconcile $229 million of fuel costs incurred during the period July 1, 1994 through June 30, 1995. CPL's previous request to reconcile fuel costs from March 1, 1990 to June 30, 1994 in Docket No. 13650 was consolidated with the current rate review. If the requested increase and other adjustments in rate structure are approved, CPL will commit not to increase its base rates prior to January 1, 2001, subject to certain force majeure events.

     CPL is requesting this rate review in large part as a result of the expiration of the amortization of its Mirror CWIP liability. The Mirror CWIP liability was amortized to income in declining amounts over a five-year period from 1991 through 1995 pursuant to rate settlements reached by CPL in 1990 and 1991. In 1995, Mirror CWIP provided $41 million in non-cash earnings at CPL. Also included in the request are proposals by CPL to accelerate recovery of nuclear and regulatory assets as a way to proactively address certain assets that could be unrecoverable or stranded in a more competitive environment. In a preliminary order issued December 21, 1995, the Texas Commission expanded the scope of the rate review to address certain competitive issues facing the electric utility industry. Competitive issues to be addressed by CPL in a supplemental filing due April 1, 1996, are (i) the calculation of rates on a unbundled or functional basis (i.e., generation, transmission and distribution),
(ii) the current value of CPL's generating assets as compared to estimates of the market value of such assets under alternate future industry structures,
(iii) the application of performance based ratemaking, (iv) potential revisions in the methodology of reconciling and recovering fuel costs and (v) the Texas Commission's authority to introduce competition in the electric utility industry under existing law.

     On February 13, 1996, intervening parties filed testimony in the revenue requirements phase of CPL's base rate case recommending reductions in CPL's base rates. Among the parties that filed testimony were the Office of Public Utility Counsel which recommended a base rate decrease of approximately $75 million on a total company basis and cities in CPL's service territory (the "Cities") which recommended a base rate reduction of approximately $52 million on a total company basis. The Texas Commission staff (the "Staff") and other parties' recommendations on the fuel portion of the case are expected to be filed in early March 1996.

     On February 20, 1996, the Staff filed testimony recommending an increase in total company base rates of approximately $30 million. Certain elements of the Staff's proposal are described below.

     The Staff recommended a return on common stock equity of 11.35% compared to the 12.25% return on common equity requested by CPL. The Staff recommended a disallowance of $16 million in costs billed for administrative services by CSWS to CPL on the basis that the specific benefits to CPL were not clearly identified. Additionally, the Staff recommended a $7 million reduction in CPL's current annual depreciation accrual and a $3 million reduction in CPL's requested accrual for decommissioning STP.

     A comparison of the Staff's recommendation for a base rate increase, compared to CPL's claimed revenue deficiency is provided below:

                                        ITEM                                 (MILLIONS)
        -------------------------------------------------------------------- ----------
        CPL revenue deficiency(1)...........................................    $103
        Return on common equity.............................................     (21)
        CSWS expenses.......................................................     (16)
        Depreciation expense................................................      (7)
        Decommissioning expense.............................................      (3)
        Miscellaneous items.................................................     (26)
                                                                                ----
        Staff recommended revenue increase(2)...............................    $ 30
                                                                                ----

        -----------------------

        (1) The total company rate increase requested by CPL was limited to $78 million ($71 million allocated to the Texas retail jurisdiction) pursuant to rate settlements entered into by CPL in 1990 and 1991.

        (2) The Staff recommended that CPL be granted a $23 million base rate increase and an annual increase of $7 million in customer service charges.

     After completion of hearings in all phases of the rate case, which are expected to begin in late February 1996 and conclude during the third quarter of 1996, the administrative law judges (the "ALJs") assigned to hear the case will issue a proposal for decision for consideration by the Texas Commission. Testimony filed by parties to the rate case, including the Staff, is not binding on either the ALJs or the Texas Commission. A final decision on the rate request is not anticipated from the Texas Commission prior to December 1996.

     Management of CSW and CPL cannot predict the ultimate outcome of CPL's rate case, although management believes that the ultimate resolution will not have a material adverse effect on CPL's or CSW's continuing consolidated results of operations or financial condition. However, if CPL ultimately is unsuccessful in obtaining adequate rate relief, CPL and CSW could experience a material adverse effect on their results of operations and financial condition.

     Regulatory and Competitive Environment. Amendments to the Public Utility Regulatory Act of the State of Texas ("PURA"), the legal foundation of electric regulation in Texas, became effective on September 1, 1995. Among other things, the amendments deregulate the wholesale bulk power market in the Electric Reliability Council of Texas ("ERCOT"), permit pricing flexibility for utilities facing competitive challenges, provide for a market-driven integrated resource planning process and mandate comparable open access transmission service.

     PURA also requires that the Texas Commission adopt a rule on comparable open transmission access by March 1, 1996. In conjunction with this rulemaking proceeding (Docket No. 14045), Texas Commission Chairman Pat Wood issued a proposal on September 6, 1995 for the purpose of maximizing competition in the ERCOT wholesale bulk power market. The proposal calls for the functional unbundling of integrated utilities where distribution entities could purchase their power requirements from any generator or set of generators in ERCOT. Those generators which are currently regulated would be deregulated after provisions are in place to recover stranded costs. The proposal has been assigned to a separate proceeding (Docket No. 15000). The Company expects this docket to provide the vehicle for the Texas Commission and other interested parties to develop positions on industry restructuring before the Texas Legislature convenes in January 1997. The schedule for project 15000 contemplates that the Texas Commission will develop legislative recommendations on restructuring and stranded costs during the second half of 1996. The Company cannot predict the ultimate outcome of Docket No. 15000 or its potential impact on the Electric Operating Companies.

     The Company is unable to predict the ultimate outcome or impact of competitive forces on the electric industry or the CSW System. As the wholesale and retail electricity markets become more competitive, however, the principal factor determining success is likely to be price, and to a lesser extent, reliability, availability of capacity, and customer service.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock in the offering are estimated to be approximately $345.4 million (or approximately $397.3 million if the U.S. Underwriters' over-allotment option is exercised in full). The net proceeds will be used to repay a portion of the Company's indebtedness incurred under the Equity Bridge Loan to finance the acquisition of SEEBOARD. See "The Company -- SEEBOARD Acquisition." As of February 21, 1996, the Company had $829 million principal amount outstanding under the Equity Bridge Loan with a maturity date of November 6, 2000, subject to prepayment by the Company at any time. Borrowings under the Equity Bridge Loan bear floating interest rates, subject to adjustment as provided therein. The weighted average interest rate was 5.7% on February 21, 1996.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated financial information for the Company is based on the historical consolidated financial statements of the Company and SEEBOARD, prepared in accordance with U.S. Generally Accepted Accounting Principles, appearing elsewhere, or incorporated by reference, in this Prospectus Supplement and the accompanying Prospectus, adjusted to give effect to (i) the acquisition of all the outstanding share capital of SEEBOARD, accounted for under the purchase method of accounting, (ii) certain related transactions, (iii) the sale of the shares of Common Stock offered hereby and (iv) the application of the net proceeds therefrom. The Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1994 and nine months ended September 30, 1995 give effect to the transactions as if they had occurred at January 1, 1994. The Unaudited Pro Forma Condensed Consolidated Balance Sheet Data gives effect to the transactions as if they had occurred on September 30, 1995. Pursuant to applicable accounting rules, the Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1994 include the results of operations of SEEBOARD for its fiscal year ended March 31, 1995. The Unaudited Pro Forma Condensed Consolidated Statements of Income for the nine months ended September 30, 1995 include the results of operations of SEEBOARD for the nine months ended September 30, 1995. Consequently, because the Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1994 and nine months ended September 30, 1995 both include the results of operations of SEEBOARD for the three months ended March 31, 1995, revenues of approximately $555 million and net income of approximately $55 million of SEEBOARD have been included in both periods presented. The unaudited pro forma condensed consolidated financial statements were converted at a weighted average rate of L1.00 = $1.54 for the income statement dated December 31, 1994, a weighted average rate of L1.00 = $1.58 for the income statement dated September 30, 1995 and at the exchange rate of L1.00 = $1.58 as of September 30, 1995 for the balance sheet dated September 30, 1995.

     The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The allocations in the Unaudited Pro Forma Condensed Consolidated Statements of Income and Unaudited Pro Forma Condensed Consolidated Balance Sheet Data are based upon preliminary fair value allocations related to the purchase of SEEBOARD and are subject to revision after more detailed analyses, appraisals and evaluations are completed. The unaudited pro forma condensed consolidated financial information does not purport to represent what the Company's results of operations or financial position would actually have been had the transactions in fact occurred at such dates or to project the Company's results of operations or financial position for or at any future period or date.

     The unaudited pro forma condensed consolidated financial information should be read in conjunction with "The Company -- SEEBOARD Acquisition" and "Use of Proceeds" and the historical consolidated financial statements of the Company and SEEBOARD appearing elsewhere, or incorporated by reference, in this Prospectus Supplement or the accompanying Prospectus. For a summary of certain unaudited results of operations for the year ended December 31, 1995, see "Recent Developments--Summary Unaudited Results of 1995 Operations."

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA

                            AS OF SEPTEMBER 30, 1995

                                                                                                PRO
                                                                                               FORMA
                                                                      PRO                     FOR THE
                                                     ADJUSTMENTS     FORMA                    SEEBOARD
                                                       FOR THE      FOR THE    ADJUSTMENTS   ACQUISITION
                                  COMPANY   SEEBOARD   SEEBOARD     SEEBOARD     FOR THE      AND THE
                                  ACTUAL     ACTUAL  ACQUISITION  ACQUISITION    OFFERING     OFFERING
                                  -------   -------- -----------  -----------  ------------  -----------
                                                             (IN MILLIONS)
ASSETS
Net plant.......................  $8,057     $  848     $   87 (a)   $ 8,992       $  --      $ 8,992
Current assets
  Cash..........................      61         95        (95)(b)        61          --           61
  Accounts receivable...........   1,006        261       (209)(b)(c)  1,058          --        1,058
  Other.........................     416         58         26 (a)       500          --          500
Investment in National Grid.....      --         91        (91)(b)(d)     --          --           --
Goodwill........................      --         --      1,452 (a)     1,452          --        1,452
Deferred charges and other......   1,756         61          6 (a)     1,823          --        1,823
                                 -------     ------     ------       -------       -----      -------
                                 $11,296     $1,414     $1,176       $13,886       $  --      $13,886
                                 =======     ======     ======       =======       =====      =======
CAPITALIZATION & LIABILITIES
Capitalization
  Common stock..................  $  673     $   --     $   --       $   673       $  47 (e)  $   720
  Paid-in capital...............     597        201       (201)(a)       597         298 (e)      895
  Retained earnings.............   1,914        539       (539)(a)     1,914          --        1,914
                                 -------     ------     ------       -------       -----      -------
         Total Common Stock
           Equity...............   3,184        740       (740)        3,184         345        3,529
                                 -------     ------     ------       -------       -----      -------
  Preferred stock...............     326         --         --           326          --          326
  Long-term debt................   3,001         --      1,885 (b)     4,886        (345)(e)    4,541
                                 -------     ------     ------       -------       -----      -------
         Total Capitalization...   6,511        740      1,145         8,396          --        8,396
                                 -------     ------     ------       -------       -----      -------
Current liabilities.............   2,247        381         --         2,628          --        2,628
Deferred income taxes...........   2,111        218         31 (a)     2,360          --        2,360
Other liabilities...............     427         75         --           502          --          502
                                 -------     ------     ------       -------       -----      -------
                                 $11,296     $1,414     $1,176       $13,886       $  --      $13,886
                                 =======     ======     ======       =======       =====      =======

---------------

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet Data.

(a) Reflects the following preliminary purchase accounting adjustments resulting from the acquisition of all the outstanding share capital of SEEBOARD, determined as if such acquisition occurred on September 30, 1995:

                                                                                    (IN MILLIONS)
                                                                                    -------------
        Step-up in basis of plant.................................................     $    87
        Fair value adjustment of other assets.....................................          26
        Increase in goodwill......................................................       1,452
        Recognition of additional pension asset...................................           6
        Elimination of the paid-in capital of SEEBOARD............................         201
        Elimination of the retained earnings of SEEBOARD..........................         539
        Increase in deferred income taxes on preliminary purchase accounting
          adjustments.............................................................          31

(b) Reflects indebtedness incurred or to be incurred pursuant to the Equity Bridge Loan and the CSW Investments Credit Facility to finance the SEEBOARD acquisition, reduced by indebtedness to be repaid from (i) cash on hand of SEEBOARD at the closing date of the acquisition, (ii) amounts to be received upon the factoring by SEEBOARD of 80% of its accounts receivable (the "Receivables Factoring") and (iii) the proceeds from the sale of CSW (UK)'s interest in the National Grid. See "The Company -- SEEBOARD Acquisition."

(c) Reflects the consummation of the Receivables Factoring.

(d) Reflects the divestiture and sale of CSW (UK)'s interest in the National Grid. See "The Company -- SEEBOARD Acquisition."

(e) Reflects the issuance and sale of shares of Common Stock in the offering and application of the net proceeds therefrom to repay a portion of the Equity Bridge Loan. See "Use of Proceeds."

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                                                                PRO FORMA
                                                                        PRO                        FOR
                                                        ADJUSTMENTS     FORMA                  THE SEEBOARD
                                                          FOR THE      FOR THE    ADJUSTMENTS   ACQUISITION
                                    COMPANY   SEEBOARD    SEEBOARD     SEEBOARD     FOR THE       AND THE
                                    ACTUAL     ACTUAL   ACQUISITION  ACQUISITION    OFFERING      OFFERING
                                    -------   --------  -----------  -----------  -----------   ------------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES............................ $2,666    $1,365     $   --      $4,031       $  --          $4,031
OPERATING EXPENSES AND TAXES
  Operating expenses................  1,655     1,185         --       2,840          --           2,840
  Depreciation and amortization.....    280        38         30 (a)     348          --             348
  Taxes, other than federal
    income..........................    140        --         --         140          --             140
  Income taxes......................     64        52        (37)(b)      79           5 (e)          84
                                     ------    ------      -----      ------        ----          ------
                                      2,139     1,275         (7)      3,407           5           3,412
                                     ------    ------      -----      ------        ----          ------
OPERATING INCOME....................    527        90          7         624          (5)            619
                                     ------    ------      -----      ------        ----          ------
OTHER INCOME AND DEDUCTIONS.........     76         8         (8)(c)      76          --              76
                                     ------    ------      -----      ------        ----          ------
INCOME BEFORE INTEREST CHARGES......    603        98         (1)        700          (5)            695
                                     ------    ------      -----      ------        ----          ------
INTEREST CHARGES....................    249        (1)       103 (d)     351         (15)(f)         336
                                     ------    ------      -----      ------        ----          ------
NET INCOME..........................    354        99       (104)        349          10             359
  Preferred stock dividends.........     14        --         --          14          --              14
                                     ------    ------      -----      ------        ----          ------
NET INCOME FOR COMMON STOCK......... $  340    $   99     $ (104)     $  335       $  10          $  345
                                     ======    ======      =====      ======        ====          ======
EARNINGS PER SHARE OF COMMON
  STOCK............................. $ 1.78                           $ 1.75                      $ 1.68
AVERAGE COMMON SHARES OUTSTANDING...  191.4        --         --       191.4        13.5 (g)       204.9

---------------

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income.

(a) Reflects the increase in depreciation expense for the step-up in basis of plant acquired and the increase in amortization expense of goodwill recorded in connection with the acquisition of SEEBOARD.

(b) Reflects the estimated income tax effects of the SEEBOARD acquisition and certain related transactions.

(c) Reflects the elimination of revenues from the National Grid, the shares of which were distributed by SEEBOARD to its shareholders pursuant to the Grid Distribution effective December 11, 1995. In addition, the adjustment reflects the sale of CSW (UK)'s interest in the National Grid. See "The Company -- SEEBOARD Acquisition."

(d) Reflects the increase of interest expense due to indebtedness incurred or to be incurred pursuant to the Equity Bridge Loan and the CSW Investments Credit Facility to finance the acquisition, reduced by indebtedness to be repaid from (i) cash on hand of SEEBOARD at the closing date of the acquisition, (ii) the proceeds of the Receivables Factoring and (iii) the proceeds from the sale of CSW (UK)'s interest in the National Grid. See "The Company -- SEEBOARD Acquisition."

(e) Reflects the estimated income tax effect of the reduction of interest expense due to the repayment of a portion of the Equity Bridge Loan with the net proceeds of the offering.

(f) Reflects the reduction of interest expense due to the repayment of a portion of the Equity Bridge Loan with the net proceeds of the offering.

(g) Reflects the issuance and sale of shares of Common Stock in the offering.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1994

                                                                                                       YEAR ENDED
                                                                                                      DECEMBER 31,
                                                                         YEAR ENDED                       1994
                                                   YEAR                 DECEMBER 31,                  ------------
                                   YEAR ENDED     ENDED                     1994                       PRO FORMA
                                  DECEMBER 31,    MARCH                 ------------                    FOR THE
                                      1994       31, 1995   ADJUSTMENTS  PRO FORMA                      SEEBOARD
                                  ------------   --------     FOR THE     FOR THE      ADJUSTMENTS    ACQUISITION
                                    COMPANY      SEEBOARD     SEEBOARD    SEEBOARD       FOR THE        AND THE
                                     ACTUAL       ACTUAL    ACQUISITION ACQUISITION     OFFERING        OFFERING
                                  ------------   --------   --------    ------------   -----------    ------------
                                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES.........................    $3,623       $1,842     $   --        $5,465         $  --          $5,465
OPERATING EXPENSES AND TAXES
  Operating expenses.............     2,298        1,564         --         3,862            --           3,862
  Depreciation and
    amortization.................       356           50         38 (a)       444            --             444
  Taxes, other than federal
    income.......................       196           --         --           196            --             196
  Income taxes...................       179           82        (50)(b)       211             7 (e)         218
                                     ------       ------      -----        ------          ----          ------
                                      3,029        1,696        (12)        4,713             7           4,720
                                     ------       ------      -----        ------          ----          ------
OPERATING INCOME.................       594          146         12           752            (7)            745
                                     ------       ------      -----        ------          ----          ------
OTHER INCOME AND DEDUCTIONS......       111           22        (22)(c)       111            --             111
                                     ------       ------      -----        ------          ----          ------
INCOME BEFORE INTEREST CHARGES...       705          168        (10)          863            (7)            856
                                     ------       ------      -----        ------          ----          ------
INTEREST CHARGES.................       293           (2)       136 (d)       427           (20)(f)         407
                                     ------       ------      -----        ------          ----          ------
NET INCOME.......................       412          170       (146)          436            13             449
  Preferred stock dividends......        18           --         --            18            --              18
                                     ------       ------      -----        ------          ----          ------
NET INCOME FOR COMMON STOCK......    $  394       $  170     $ (146)       $  418         $  13          $  431
                                     ======       ======      =====        ======          ====          ======
EARNINGS PER SHARE OF COMMON
  STOCK..........................    $ 2.08                                $ 2.21                        $ 2.13
AVERAGE COMMON SHARES
  OUTSTANDING....................     189.3           --         --         189.3          13.5 (g)       202.8

---------------

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income on the previous page.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company set forth below for the five-year period ended December 31, 1994 were derived from the historical consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent auditors. The selected financial data set forth for the nine-month periods ended September 30, 1994 and 1995 were derived from unaudited financial statements of the Company. In the opinion of management, the unaudited information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company at the dates and for the periods presented. For a summary of certain of the Company's unaudited consolidated results of operations for the year ended December 31, 1995, see "Recent Developments." The selected financial data set forth below should be read in conjunction with "Financial Review" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto which are included elsewhere, or incorporated by reference, in this Prospectus Supplement and the accompanying Prospectus. All Common Stock data have been adjusted to reflect the two-for-one Common Stock split, effected by a 100% stock dividend paid on March 6, 1992. Certain financial statement items for prior years have been reclassified to conform to the most recent period presented.

                                                                                                              UNAUDITED
                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                                  YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                      ------------------------------------------------    ------------------
                                                       1990      1991      1992      1993       1994       1994       1995
                                                      ------    ------    ------    -------    -------    -------    -------
                                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
  Revenues..........................................  $2,744    $3,047    $3,289    $ 3,687    $ 3,623    $ 2,832    $ 2,666
  Operating expenses and taxes......................   2,251     2,481     2,701      3,230      3,029      2,348      2,139
  Operating income..................................     493       566       588        457        594        484        527
  Other income and deductions.......................     215       105        82         93        111         76         76
  Interest charges..................................     322       270       266        269        293        216        249
  Net income........................................     386       401       404        327(1)     412        344        354
  Net income for common stock.......................     356       375       382        308        394        330        340
  Earnings per share of common stock................    1.89      1.99      2.03       1.63       2.08       1.75       1.78
  Dividends paid per share of common stock..........    1.38      1.46      1.54       1.62       1.70       1.28       1.29
  Average common shares outstanding.................   188.2     188.3     188.3      188.4      189.3      189.1      191.4
BALANCE SHEET DATA:
  Assets............................................  $9,074    $9,396    $9,829    $10,604    $10,985    $10,976    $11,296
  Common stock equity...............................   2,743     2,834     2,927      2,930      3,052      3,053      3,184
  Preferred stock:
    Not subject to mandatory redemption.............     291       292       292        292        292        292        292
    Subject to mandatory redemption.................     103        97        75         58         35         35         34
  Long-term debt (excluding current maturities).....   2,513     2,518     2,647      2,749      2,940      2,886      3,001
  Current liabilities...............................   1,019     1,304     1,562      2,143      2,107      2,248      2,247
  Capitalization ratios:
    Common stock equity.............................      49%       49%       49%        49%        48%        49%        49%
    Preferred stock.................................       7         7         6          6          5          5          5
    Long-term debt..................................      44        44        45         45         47         46         46

---------------

(1) Earnings in 1993 were significantly affected by restructuring charges, the $46 million cumulative effect of changes in accounting principles, the establishment of reserves for fuel and other properties and prior year tax adjustments.

                                FINANCIAL REVIEW

     The following discussion should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements appearing in the Company's annual report on Form 10-K for the year ended December 31, 1994 and the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1995, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Because results for interim periods can be disproportionately influenced by various factors and seasonal variations, the results of operations for interim periods are not necessarily indicative of results or trends for the year. For summary information concerning the Company's unaudited consolidated results of operations for the year ended December 31, 1995, see "Recent Developments -- Summary Unaudited Results of 1995 Operations."

RESULTS OF OPERATIONS

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

     Net Income for Common Stock. Net income for common stock increased 3% to $340 million during the first nine months of 1995 from $330 million during the first nine months of 1994. Earnings per share increased to $1.78 from $1.75, reflecting higher electric non-fuel revenues due to greater customer usage and an increase in customers. Also contributing to increased earnings were lower operating and maintenance expenses and prior year tax adjustments. Partially offsetting these factors were the establishment of a $42 million reserve for deferred merger and acquisition costs associated with the Company's termination of the El Paso Merger in June 1995, lower earnings from Mirror CWIP, increased interest expense and the impact of the CPL 1995 Agreement.

     Operating Revenues. Operating revenues decreased 6% to $2,666 million during the nine months ended September 30, 1995 from $2,832 million during the nine months ended September 30, 1994. This decrease reflects a $62 million disallowance of fuel under-recovery and a $50 million base rate refund recorded in the first quarter of 1995 as a result of the CPL 1995 Agreement, as well as a $21 million reserve for a base rate refund pursuant to a Stipulation and Agreement to settle certain WTU regulatory matters (the "WTU Settlement and Agreement"). In addition, fuel revenues were lower in the first nine months of 1995 as compared to the first nine months of 1994 due to lower average unit fuel costs as discussed below. These decreases were offset in part by increased non-fuel revenues resulting from a 2.9% increase in total retail kwh sales in the first nine months of 1995 as compared to the first nine months of 1994. Residential, commercial and industrial sales increased 3.6%, 2.6% and 2.6%, respectively, during the nine months ended September 30, 1995, due to increased usage and residential and commercial customer growth. Gas revenues increased 3% to $409 million during the first nine months of 1995 from $398 million during the first nine months of 1994. This increase was due to increased gas sales volumes, transportation volumes and other gas revenues, partially offset by lower gas prices. Other diversified revenues increased $11 million or 44% to $36 million for the first nine months of 1995 from $25 million for the first nine months of 1994 due primarily to two CSWE projects that went into operation during the second and third quarters of 1994 and increased factoring revenues at CSW Credit.

     Fuel and Purchased Power. Fuel and purchased power expense decreased 13% to $797 million during the nine months ended September 30, 1995 from $918 million during the nine months ended September 30, 1994, due primarily to a $110 million reduction in fuel expense. Fuel expense was lower due primarily to a decrease in the average unit cost of fuel to $1.57 per Million BTU (British thermal unit) ("Mmbtu") in the first nine months of 1995 from $1.86 per Mmbtu in the first nine months of 1994, reflecting lower gas and lignite prices and increased use of less costly nuclear fuel.

     Gas Extraction and Marketing. Gas extraction and marketing expenses increased $11 million or 16% to $80 million during the nine months ended September 30, 1995 as compared to the comparable period in 1994. The increase was due to higher natural gas liquids sales volumes.

     Other Operating. Other operating expense decreased 11% to $398 million during the nine months ended September 30, 1995 from $445 million during the nine months ended September 30, 1994. This decrease was primarily due to the recognition of $34 million in regulatory assets established in accordance with the CPL 1995 Agreement and the WTU Settlement and Agreement for previously recorded charges incurred during the Restructuring.

     Charges for Terminated Merger. The Company recorded a $42 million charge for the establishment of a reserve for deferred merger and acquisition costs as a result of the Company's termination of the El Paso Merger in June 1995.

     Maintenance. Maintenance decreased 9% to $114 million during the nine months ended September 30, 1995 from $125 million during the nine months ended September 30, 1994. This decrease was due primarily to storm damage experienced in 1994 and nuclear maintenance incurred in 1994 while STP was out of service.

     Depreciation and Amortization. Depreciation and amortization increased 6% from $265 million to $280 million due primarily to increases in all classes of depreciable plant.

     Taxes, Other than Federal Income. Taxes, other than Federal income, decreased 8% to $140 million during the nine months ended September 30, 1995 from $153 million during the nine months ended September 30, 1994. This decrease was due primarily to lower ad valorem tax expense as a result of a true-up of prior year estimates.

     Federal Income Taxes. Federal income taxes decreased $86 million during the first nine months of 1995 compared to the first nine months of 1994. This decrease was due to a $34 million reduction of deferred Federal income taxes resulting from the CPL 1995 Agreement, a $23 million reduction of deferred Federal income taxes due to prior year tax adjustments at the Electric Operating Companies, a $7 million reduction of deferred Federal income taxes resulting from the WTU Settlement and Agreement and lower pre-tax income.

     Other Income and Deductions. Mirror CWIP liability amortization decreased 39% to $31 million during the nine months ended September 30, 1995 from $51 million during the nine months ended September 30, 1994. In accordance with the original liability amortization schedule agreed upon in the settlement of its rate cases in 1990 and 1991, CPL is amortizing its Mirror CWIP liability in declining amounts over the years 1991 through 1995. Other income increased $20 million to $45 million during the nine months ended September 30, 1995 from $25 million during the nine months ended September 30, 1994. This increase was due primarily to $10 million of previously deferred factoring income pursuant to the CPL 1995 Agreement, increased interest income of $5 million, as well as a $3 million pre-tax gain on PSO's sale of non-utility fiber optic telecommunication property during the first quarter of 1995.

     Interest on Long-Term Debt. Interest on long-term debt increased $8 million or 5% as a result of higher levels of long-term debt outstanding.

     Interest on Short-Term Debt and Other. Interest on short-term debt and other increased $25 million to $77 million in the first nine months of 1995 from $52 million during the first nine months of 1994. This increase reflects higher levels of short-term borrowing and higher short-term interest rates.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

     Overview of Results. The Company's earnings increased to $394 million or $2.08 per share in 1994 as compared to $308 million or $1.63 per share in 1993 and $382 million or $2.03 per share in 1992. The return on average common stock equity was 13.4% in 1994 compared to 10.6% in 1993 and 13.5% in 1992. Electric operations contributed approximately 100% of total earnings in 1994 and 1993, and 95% in 1992. In 1994, earnings at Transok, CSWE, and CSW Credit totaling $34 million were offset by corporate expenditures including merger and acquisition activities and the formation of two new subsidiaries.

     Earnings increased in 1994 compared to 1993 due primarily to higher kwh sales and natural gas operations and decreased costs associated with the end of the outage at STP. In addition, CSWE, which had three projects become operational during 1994, contributed $2 million to earnings. These items were partially offset by increased interest and depreciation and amortization expense. Earnings in 1993 were significantly affected by several items described below:

                                                                        (IN MILLIONS, AFTER-TAX)
                                                                        ------------------------
    Restructuring charges.............................................            $(63)
    Recognition of unbilled revenues..................................            $ 49
    Early adoption of SFAS No. 112(1).................................            $ (9)
    Adoption of SFAS No. 109(2).......................................            $  6
    Establishment of reserves for fuel and other properties...........            $(11)
    Prior year tax adjustments........................................            $(18)

---------------
     (1) Employers' Accounting for Postemployment Benefits ("SFAS No. 112").
     (2) Accounting for Income Taxes ("SFAS No. 109").

     In addition to the aforementioned items, earnings in 1993 were below 1992 levels due to additional costs primarily associated with the outage at STP, higher benefit costs as a result of the adoption of Employers' Accounting for Postretirement Benefits Other than Pensions ("SFAS No. 106"), higher taxes other than income as a result of school funding tax increases in Texas, and the increase in the federal income tax rate from 34% to 35%. These items were partially offset by higher kwh sales in 1993 due primarily to more normal weather than was experienced in 1992.

     Operating Revenues. Revenues decreased 2% in 1994, after increasing 12% in 1993 and 8% in 1992 from the previous years due to the following items:

                                                                        REVENUE INCREASE
                                                                           (DECREASE)
                                                                        FROM PRIOR YEAR
                                                                      --------------------
                                                                      1994    1993    1992
                                                                      ----    ----    ----
    Base rate changes..............................................   $  7    $  8    $ --
    Fuel costs.....................................................    (49)    168      --
    Kwh sales......................................................     61      93     (25)
    Natural gas....................................................    (85)    107     255
    Other electric and diversified.................................      2      22      12
                                                                      ----    ----    ----
                                                                      $(64)   $398    $242
                                                                      ====    ====    ====

     Electric Revenues. Electric revenues increased $10 million in 1994 compared to 1993. Total kwh sales increased approximately 6%, with increases in sales among all customer classes. During 1994, the average number of customers increased approximately 2%. In addition to customer growth, there was slightly more favorable weather during 1994 as compared to 1993. However, offsetting much of the increases in revenue due to kwh sales, fuel revenues were down substantially during 1994 compared to 1993. Fuel costs incurred in the generation of electricity are typically passed through to the customers, so decreases in fuel costs will cause a corresponding decrease in fuel revenues. Fuel revenues increased in 1993 compared to 1992 due to higher per unit costs of fuel and purchased power.

     Base rates increased slightly at PSO because of changes in retail customers' rates, and decreased due to a 3.2% interim rate reduction at WTU implemented during the fourth quarter of 1994. Because PSO's increased base rates, finalized in December 1993, were not significantly higher than the interim rates that had been in effect throughout the year, base rates had little overall change from 1993. As part of a stipulated agreement reflecting its rate increase, PSO agreed that it will not file for an increase in base rates until after June 30, 1995.

     The percentage changes in kwh sales for the three years were as follows:

                                                                       KWH SALES INCREASE
                                                                           (DECREASE)
                                                                        FROM PRIOR YEAR
                                                                     ----------------------
                                                                     1994     1993     1992
                                                                     ----     ----     ----
    Residential...................................................    2.9%     9.0%    (4.2)%
    Commercial....................................................    3.8%     4.8%    (1.1)%
    Industrial....................................................    3.6%     5.5%     3.1%
    Sales for resale..............................................   21.9%    (6.6)%    5.4%
    Total sales...................................................    5.5%     4.9%      .1%

     Kwh sales to retail customers increased in 1994 and 1993 as a result of more favorable weather and increased residential customers. In addition, kwh sales grew in all of the other customer classes. SWEPCO acquired Bossier Rural Electric Membership Corporation in July 1993, and accordingly, there were twelve months of kwh sales to these customers in 1994 compared to only six months in 1993. Weather was more favorable in 1994 than in 1993, while extremely mild weather was experienced in 1992. The continued increases in industrial sales over the last three years reflect the increased marketing efforts by the Electric Operating Companies and the continued improvement in the economy throughout their service areas. Sales for resale increased in 1994 because STP was operational for most of the year, whereas in 1993, plants in the CSW System were producing power to replace the power normally produced at STP.

     The Electric Operating Companies have maintained competitive rates in an increasingly competitive marketplace. Efforts have increased at each of the Electric Operating Companies to attract new customers while efficiently serving all customers.

     Natural Gas Revenues. Revenues from natural gas decreased 14% in 1994 due primarily to a decrease in the price of gas, even though total natural gas volumes increased 4% from 1994 to 1993. However, lower gas sales prices were mitigated by lower gas purchase prices, which are described below under Gas Purchased for Resale/Gas Extraction and Marketing. The lower gas sales revenues were partially offset by both increased gathering and transportation revenues and increased natural gas liquids processing revenues. Gathering and transportation sales volumes increased 12% primarily as a result of a pipeline extension completed during 1994, and gas liquids processing volumes increased 12% during 1994. Revenues from natural gas increased 22% in 1993 from 1992 due primarily to an increase in sales volumes and to a lesser extent an increase in sales prices. A portion of this increase is attributable to the acquisition of the NGC Anadarko Gathering System in 1993. Revenue increases in 1993 from natural gas liquids are due to increased sales volumes combined with slightly higher prices.

     Other Diversified Revenues. Other diversified revenues increased 38% from 1994 as compared to 1993 due to the reclassification of CSWE's operating revenues more fully discussed below under Other Income and Deductions. Other diversified revenues increased substantially in 1993 as compared to 1992 because CSW Credit began factoring the receivables of a significant non-affiliated utility in January 1993.

     Fuel and Purchased Power Expense. During 1994, the Electric Operating Companies generated approximately 95% of their electric energy requirements. During 1993 and 1992, they generated 92% and 94%, respectively. Total fuel and purchased power expenses decreased 4% during 1994 due to a decrease in fossil fuel costs and increased usage of lower cost nuclear fuel. The average unit cost of fuel was $1.82 during 1994, compared to $2.11 and $1.92 for 1993 and 1992, respectively. Several contracts with major fuel suppliers and carriers have been recently renegotiated. These settlements have contributed to the lower cost of fuel. In addition, because STP restarted and Units 1 and 2 reached 100% capacity in April and June of 1994, respectively, lower cost nuclear fuel was utilized, whereas the 1993 outage required higher cost energy purchases to replace STP's nuclear power. The increase in fuel and purchased power expense in 1993 compared to 1992 is attributable to higher natural gas costs as well as the cost of STP replacement power.

     Gas Purchased for Resale/Gas Extraction and Marketing. Gas purchased for resale decreased 30% in 1994 from 1993, while it increased 29% in 1993 from 1992. Lower gas prices caused the decrease in 1994, including a significant portion attributable to sales made on natural gas drawn from storage. Increased natural gas prices and increased pipeline capacity from Transok's recent acquisitions caused the 1993 increase. Gas extraction and marketing expenses increased 14% in 1994 from 1993 and 19% in 1993 from 1992 due to higher input costs associated with higher natural gas liquids processing volumes.

     Other Operating and Maintenance Expenses and Taxes. Other operating and maintenance expenses decreased 8% in 1994 compared to 1993 due primarily to the absence of expenses that were incurred during the 1993 STP outages. In 1993, in addition to $29 million in maintenance costs associated with the STP outage, operating expenses increased compared to 1992 due to expenses associated with the adoption of SFAS 106, reserves taken on lignite and other property, corporate expenditures and other administrative and general expenses. Federal income taxes were higher in 1994 than 1993 due to higher pre-tax income. Federal income taxes were lower in 1993 than 1992 due to lower pre-tax income offset in part by tax adjustments and the increase in the corporate tax rate from 34% to 35%, which was effective retroactive to January 1, 1993. Taxes, other than federal income, remained comparable in 1994 from 1993, while they increased in 1993 compared to 1992 due to school funding tax increases in Texas.

     Restructuring Charges. In 1994, the original restructuring accrual of $97 million that had been recorded in 1993 was reduced by $9 million. Accordingly, the final costs associated with the CSW System's restructuring totaled $88 million over the two year period.

     Depreciation and Amortization. Depreciation and amortization expense increased in 1994 compared to 1993 and also 1993 compared to 1992 as a result of increases in depreciable plant.

     Inflation. Annual inflation rates, as measured by the national Consumer Price Index, have averaged about 2.7% during the three years ended December 31, 1994. Management believes that inflation, at these levels, does not materially affect the Company's consolidated results of operations or financial position. However, under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs may not be adequate to replace plant in future years.

     Other Income and Deductions. Other income and deductions increased $18 million or 19% in 1994 compared to 1993, as a result of the reclassification of CSWE's operating activities offset partially by decreased Mirror CWIP liability amortization and the absence of adjustments recorded in 1993 associated with Transok's 1991 acquisition of TEX/CON Oil and Gas Company ("TEX/CON"). Prior to 1994, CSWE was in the developmental stage of its business, so its operating activities were classified in the Company's Other Income and Deductions. However, in conjunction with the completion of three projects in 1994, CSWE's revenues and expenses were classified as operating activities in the Company's other diversified revenues and other operating expenses. Both of these components had negative earnings impacts classified in other income and deductions in 1993. Other income and deductions increased $11 million or 13% in 1993 from 1992 due in part to Transok's aforementioned TEX/CON acquisition adjustments and slightly higher AFUDC, partially offset by decreased Mirror CWIP liability amortization.

     Interest Expense. Interest expense on long-term debt in 1994 was comparable to 1993, whereas 1993 interest expense was substantially lower than 1992 due to long-term debt refinancings, which lowered the Company's embedded cost of long-term debt from 8.3% in 1992 to 7.8% in 1993. The Company's embedded cost of long-term debt decreased slightly to 7.7% in 1994. Short-term interest expense increased in 1994 due primarily to higher short-term interest rates combined with higher general corporate borrowings, and in 1993 because of increased borrowings attributable to the expansion of CSW Credit's business, interim financing of CSWE's projects and various corporate initiatives.

     Cumulative Effect of Changes in Accounting Principles. In 1993, the Company implemented SFAS No. 112 and SFAS No. 109 and changed the method of accounting for unbilled revenues. These changes had a cumulative effect of increasing net income approximately $46 million.

LIQUIDITY AND CAPITAL RESOURCES

     Overview. The historical capital requirements of the CSW System have been primarily for the construction of electric utility plant. Based on projections for peak demand, large capital expenditures for the construction of new generating capacity are not planned through the end of this decade. Accordingly, internally generated funds should meet most of the capital requirements of the Electric Operating Companies. However, the Company's strategic initiatives, including expanding the Company's core electric utility and non-utility businesses, may require additional capital. Primary sources of capital are long-term debt and preferred stock issued by the Electric Operating Companies, Common Stock issued by the Company and internally generated funds. In addition, CSWE uses various forms of non-recourse project financing. The Company, in order to strengthen its capital structure and support growth from time to time, may issue additional shares of its Common Stock. For example, the Company is using the proceeds from the offering to finance in part the acquisition of SEEBOARD. See "The Company -- SEEBOARD Acquisition" and "Use of Proceeds."

     Productive investment of net funds from operations in excess of capital expenditures and dividend payments are necessary to enhance the long-term value of the Company for its investors. The Company is continually evaluating the best use of these funds. Generally, the Company is required to obtain authorization from various regulators in order to invest in any additional business activities.

     Construction and Capital Expenditures. Construction and capital expenditures for the CSW System were $477 million for the year ended December 31, 1995 and $578 million for the year ended December 31, 1994. Construction and capital expenditures for the year ended December 31, 1995 were primarily for improvements to existing production, transmission and distribution facilities, as well as enhancements by Transok of existing gas gathering and transmission systems. The improvements were required to meet the needs of new customers and to satisfy the changing requirements of existing customers.

     Planned construction expenditures for the Electric Operating Companies for the next three years are primarily to improve and expand distribution and transmission facilities. These improvements will be required to meet the needs of new customers and the growth in the requirements of existing customers. Construction and capital expenditures for the CSW System (including SEEBOARD), excluding capital required for acquisitions, if any, are expected to be approximately $636 million, $671 million and $563 million during 1996, 1997 and 1998, respectively.

     The construction program continues to be monitored, reviewed and adjusted to reflect changes in estimated load growth in the Electric Operating Companies' service areas, variations in prices of alternative fuel sources, the cost of labor, materials, equipment and capital, and other external factors.

     The CSW System facilities plan presently includes projected coal and lignite-fired generating plants for which the CSW System has invested approximately $135 million in prior years for plant sites, engineering studies and lignite reserves. Should future plans exclude these plants for environmental or other reasons, the Company would evaluate the probability of recovery of these investments and may record appropriate reserves.

     Short-Term Financing. The CSW System uses short-term debt to meet fluctuations in working capital requirements and other interim capital needs. Members of the CSW System have established a money pool to coordinate short-term borrowings and to make borrowings outside the money pool through the Company's issuance of commercial paper. As of December 31, 1995, the Company had two revolving credit facilities totaling $1.2 billion to back up its commercial paper program.

     Long-Term Financing. The CSW System continually monitors the capital markets for opportunities to lower its cost of capital through refinancing. The CSW System is committed to maintaining financial flexibility through a strong capital structure and favorable securities ratings in order to access the capital markets opportunistically or when required. The Company, in order to strengthen its capital structure and support growth from time to time, may issue additional shares of its Common Stock. At December 31, 1995, the capitalization ratios of each of the Company and the Electric Operating Companies were as follows:

                                 CAPITALIZATION

                                                COMMON EQUITY    PREFERRED STOCK    LONG-TERM DEBT
                                                -------------    ---------------    --------------
    Company...................................       43%                4%                53%
    CPL.......................................       45%                8%                47%
    PSO.......................................       55%                2%                43%
    SWEPCO....................................       51%                4%                45%
    WTU.......................................       49%                1%                50%

     Acquisitions. To meet its strategic goals, the Company will continue to search for electric utility companies or other electric utility properties to acquire and will continue evaluating opportunities to pursue energy related non-utility businesses. For any major acquisition, additional funds from the capital markets, including the issuance of the Company's Common Stock in underwritten public offerings, in the acquisition transaction itself, or otherwise, may be required. See "The Company -- SEEBOARD Acquisition" and "Use of Proceeds."

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Common Stock that, for United States Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States Federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Prospective investors are urged to consult their tax advisors regarding the United States Federal, state and local income, estate and other tax consequences, and the non-United States tax consequences, of owning and disposing of Common Stock.

DIVIDENDS

     Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an applicable income tax treaty, the Company ordinarily will presume that dividends paid to an address outside the United States are paid to a Non-United States Holder absent knowledge that such presumption is not warranted. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder would be required to file certain forms accompanied by a statement from a competent authority of the treaty country in order to claim the benefits of a tax treaty. Dividends paid to a holder with an address within the United States generally will not be subject to the withholding tax described above, unless the Company has actual knowledge that the holder is a Non-United States Holder.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from United States Federal withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for United States Federal income tax purposes. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax", which is imposed at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

     A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States Federal income tax with respect to gain realized upon the sale or other disposition of Common Stock unless: (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) the Non-United States Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met; or
(iii) the Company is or has been a "United States real property holding corporation" for Federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. The Company has determined that it is not and has never been, and the Company does not believe that it will become, a "United States real property holding corporation" for Federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid to such holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an exempt recipient as defined in Treasury Regulations Section 1.6049-4(c)(1)(ii) (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person for United States Federal income tax purposes).

     In the case of a disposition of Common Stock by a Non-United States Holder effected by or through a United States office of a broker, the proceeds of such disposition are subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds, unless such Non-United States Holder certifies as to, among other things, its name, address and status as a Non-United States Holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (a) the disposition is made through an office outside the United States of a broker that is either (i) a United States person for United States Federal income tax purposes, (ii) a "controlled foreign corporation" for United States Federal income tax purposes or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

ESTATE TAX

     An individual Non-United States Holder who is treated as the owner of Common Stock at the time of his death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in his gross estate for United States Federal estate tax purposes and may be subject to United States Federal estate tax, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, CS First Boston Corporation, Dean Witter Reynolds Inc., Goldman, Sachs & Co. and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, CS First Boston Limited, Dean Witter International Ltd., Goldman Sachs International and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of the Company's shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                               NUMBER OF
                                      NAME                                      SHARES
    -------------------------------------------------------------------------  ---------
    U.S. Underwriters:
         Morgan Stanley & Co. Incorporated...................................  1,639,000
         CS First Boston Corporation.........................................  1,639,000
         Dean Witter Reynolds Inc. ..........................................  1,639,000
         Goldman, Sachs & Co. ...............................................  1,639,000
         Smith Barney Inc. ..................................................  1,639,000
         Advest, Inc. .......................................................     85,000
         Robert W. Baird & Co. Incorporated..................................     85,000
         M.R. Beal & Company.................................................     85,000
         Bear, Stearns & Co. Inc. ...........................................    170,000
         Dillon, Read & Co. Inc. ............................................    170,000
         Donaldson, Lufkin & Jenrette Securities Corporation.................    170,000
         Duff & Phelps Securities Co. .......................................     85,000
         A.G. Edwards & Sons, Inc. ..........................................    170,000
         EVEREN Securities, Inc. ............................................     85,000
         Fahnestock & Co. Inc. ..............................................     85,000
         Furman Selz LLC.....................................................     85,000
         Guzman & Company....................................................     85,000
         J.J.B. Hilliard, W.L. Lyons, Inc. ..................................     85,000
         Janney Montgomery Scott Inc. .......................................     85,000
         Edward D. Jones & Co., L.P. ........................................     85,000
         Legg Mason Wood Walker, Incorporated................................     85,000
         Lehman Brothers Inc. ...............................................    170,000
         McDonald & Company Securities, Inc. ................................     85,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated..................    170,000
         J.P. Morgan Securities Inc. ........................................    170,000
         Oppenheimer & Co., Inc. ............................................    170,000
         PaineWebber Incorporated............................................    170,000
         Principal Financial Securities, Inc. ...............................     85,000
         Prudential Securities Incorporated..................................    170,000
         Rauscher Pierce Refsnes, Inc. ......................................     85,000
         Raymond, James & Associates, Inc. ..................................     85,000
         The Robinson-Humphrey Company, Inc. ................................     85,000
         Salomon Brothers Inc ...............................................    170,000
         Scott & Stringfellow, Inc. .........................................     85,000
         Tucker Anthony Incorporated.........................................     85,000
         Van Kasper & Company................................................     85,000
         Wheat, First Securities, Inc. ......................................     85,000
                                                                              ----------
           Subtotal.......................................................... 11,850,000
                                                                              ----------
    International Underwriters:
         Morgan Stanley & Co. International Limited..........................    280,000
         CS First Boston Limited.............................................    280,000
         Dean Witter International Ltd. .....................................    280,000
         Goldman Sachs International.........................................    280,000

                                                                               NUMBER OF
                                      NAME                                      SHARES
    -------------------------------------------------------------------------  ----------
         Smith Barney Inc. ..................................................    280,000
         Swiss Bank Corporation..............................................    125,000
         UBS Limited.........................................................    125,000
                                                                              ----------
           Subtotal..........................................................  1,650,000
                                                                              ----------
              Total.......................................................... 13,500,000
                                                                              ==========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares in the United States or in any province or territory of Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or in any province or territory of Canada, or any corporation, pension, profit sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells such Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and during the period of six months after the date hereof will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue and pass on to any person in the United Kingdom any document received by it in connection with the offer of the shares of Common Stock, other than any document which consists of, or is part of, listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Article IV of the Financial Services Act of 1986, to any person of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1995, or to any person to whom such document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $.45 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of the Underwriting Agreement, to purchase up to 2,025,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock. To the extent such option is exercised, each of the U.S. Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares offered by the U.S. Underwriters hereby.

     The Company and certain of its officers have agreed (subject to certain exceptions) that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not, during the period ending 90 days after the date of this Prospectus, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of their respective businesses, Morgan Stanley & Co. Incorporated, CS First Boston Corporation, Dean Witter Reynolds Inc., Goldman, Sachs & Co. and Smith Barney Inc. have from time to time performed investment banking services for the Company and certain of its affiliates. Sidley & Austin, counsel for the Underwriters, has represented the Company and its affiliates from time to time in connection with certain legal matters.

PROSPECTUS

                               15,525,000 SHARES

                       CENTRAL AND SOUTH WEST CORPORATION

                                  COMMON STOCK
                          (PAR VALUE $3.50 PER SHARE)

                            ------------------------

     Central and South West Corporation (the "Company") may offer from time to time, up to 15,525,000 additional shares ("Additional Common Stock") of its Common Stock, par value $3.50 per share (the "Common Stock"), on terms determined by market conditions at the time of sale. The number of shares of Additional Common Stock in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements ("Prospectus Supplement"), together with the terms of the offering of the Additional Common Stock.

     The outstanding shares of Common Stock are, and any shares of the Additional Common Stock offered pursuant to a Prospectus Supplement will be, subject to notice of issuance, listed on the New York and Chicago Stock Exchanges under the symbol "CSR". On February 21, 1996, the last reported sale price of Common Stock on the New York Stock Exchange was $26 3/8 per share.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     THE ADDITIONAL COMMON STOCK MAY BE SOLD DIRECTLY BY THE COMPANY, THROUGH AGENTS DESIGNATED FROM TIME TO TIME OR THROUGH UNDERWRITERS. THE NAMES OF ANY SUCH AGENTS OR UNDERWRITERS, ANY APPLICABLE DISCOUNTS, COMMISSIONS OR ALLOWANCES, A DESCRIPTION OF ANY INDEMNIFICATION ARRANGEMENTS AND THE NET PROCEEDS TO THE COMPANY FROM THE SALE OF SHARES OF ADDITIONAL COMMON STOCK WILL BE SET FORTH IN A PROSPECTUS SUPPLEMENT. SEE "PLAN OF DISTRIBUTION" HEREIN.

               The date of this Prospectus is February 21, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK OR CHICAGO STOCK EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, WITH RESPECT TO THE ADDITIONAL COMMON STOCK, THE PROSPECTUS SUPPLEMENT RELATING THERETO, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER OR SOLICITATION BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT.

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy or information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. The Company's Common Stock is listed on the New York and Chicago Stock Exchanges under the symbol "CSR". Such reports, proxy statements and other information concerning the Company may be inspected at such exchanges.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 and the Company's Form 10-Q/A for the quarter ended September 30, 1995.

          (c) The Company's Current Reports on Form 8-K dated January 17, 1995, April 5, 1995, May 23, 1995, June 9, 1995 (filed June 9, 1995), June 9,
     1995 (filed June 28, 1995), July 10, 1995, September 6, 1995, September 27,
     1995, September 28, 1995, October 12, 1995, January 10, 1996, January 30,
     1996 and February 13, 1996 (filed February 21, 1996).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Additional Common Stock shall be deemed also to be incorporated by reference into this Prospectus from their respective dates of filing.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to Central and South West Corporation, Shareholder Services Department, P.O. Box 660164, Dallas, Texas 75266-0164, or by calling the toll-free number 1-800-527-5797.

                                  THE COMPANY

     The Company is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended. The Company owns all of the outstanding shares of common stock of four electric operating subsidiaries (collectively, the "Electric Operating Subsidiaries"): Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company. These companies provide electric service to approximately 1.6 million customers in a widely diversified area covering 152,000 square miles in portions of the States of Arkansas, Louisiana, Oklahoma and Texas.

     Other Subsidiaries owned by the Company are Transok, Inc., ("Transok") a natural gas gathering, transmission, processing, storage and marketing company, which transports for and sells natural gas to the Electric Operating Subsidiaries, as well as processing, transporting and selling natural gas to and for non-affiliates; CSW Energy, Inc. and CSW International Inc., which pursue cogeneration projects and other energy ventures within the United States and internationally; CSW Credit, Inc., which purchases the accounts receivable of the Electric Operating Subsidiaries, Transok and certain non-affiliated electric utilities; CSW Communications, Inc., which provides communication services to the Electric Operating Subsidiaries, Transok and certain non-affiliates; CSW Leasing, Inc., which invests in leveraged leases; and Central and South West Services, Inc., which performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power and other services to the Company and its subsidiaries. The Company's offices are located at 1616 Woodall Rodgers Freeway, Dallas, Texas 75202, telephone number (214) 777-1000.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

     Quarterly dividends on the Company's Common Stock have been paid continuously since its incorporation in 1947 and the Company's annual dividend has increased in each of the last forty-four years. Future cash dividends will be dependent upon the policies of the Company's Board of Directors and the Company's earnings, financial condition and other factors. Dividends have historically been paid at the end of February, May, August and November.

     The following tabulation shows for the periods indicated, cash dividends paid and the range of the high and low sales prices of the Common Stock based on New York Stock Exchange composite transactions as reported by the Wall Street Journal.

                                                                           1995
                                                                ---------------------------
                                                                               PRICE RANGE
                                                                DIVIDENDS     -------------
                                                                  PAID        HIGH     LOW
                                                                ---------     ----     ----
    1st Qtr...................................................   $ 0.430      $24 7/8  $22 3/8
    2nd Qtr...................................................   $ 0.430      $26 5/8  $23 7/8
    3rd Qtr...................................................   $ 0.430      $26 3/8  $24 1/8
    4th Qtr...................................................   $ 0.430      $28 3/8  $25 1/2

                                                                           1994
                                                                ---------------------------
                                                                               PRICE RANGE
                                                                DIVIDENDS     -------------
                                                                  PAID        HIGH     LOW
                                                                ---------     ----     ----
    1st Qtr...................................................   $ 0.425      $30 7/8  $24 1/8
    2nd Qtr...................................................   $ 0.425      $26 1/4  $20 1/8
    3rd Qtr...................................................   $ 0.425      $22 7/8  $20 7/8
    4th Qtr...................................................   $ 0.425      $23 5/8  $20 1/8

                                                                           1993
                                                                ---------------------------
                                                                               PRICE RANGE
                                                                DIVIDENDS     -------------
                                                                  PAID        HIGH     LOW
                                                                ---------     ----     ----
    1st Qtr...................................................   $ 0.405      $33 1/4  $28 5/8
    2nd Qtr...................................................   $ 0.405      $34 1/4  $28 3/4
    3rd Qtr...................................................   $ 0.405      $33 7/8  $32 1/4
    4th Qtr...................................................   $ 0.405      $33      $28 1/4

     For a recent closing sale price of the Common Stock, as reported on the New York Stock Exchange, see the cover page hereof.

     On January 16, 1996, the Company had 73,910 shareholders of record.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Additional Common Stock offered hereby and by a Prospectus Supplement to reduce indebtedness, to provide working capital and for other general corporate purposes.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The following description of the terms of the Common Stock sets forth general terms and provisions of the Common Stock to which any Prospectus Supplement may relate. The number of shares of Additional Common Stock and the purchase price and initial public offering price, if any, of such shares offered by any Prospectus Supplement will be set forth therein. The description of the Common Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Second Restated Certificate of Incorporation, as amended (the "Charter"), which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The total authorized stock of the Company consists of 350,000,000 shares of Common Stock of the par value of $3.50 each. Each outstanding share of Common Stock entitles the holder to one vote.

     Dividends are payable on the Common Stock when and as determined by the Company's Board of Directors, out of funds legally available therefor.

     In the ordinary course, the payment to the Company by the Electric Operating Subsidiaries of dividends on outstanding shares of their common stock is the traditional source of the Company's dividend payments to its shareholders. Such payment is subject to certain limitations or restrictions contained in the Electric Operating Subsidiaries' respective mortgage indentures which secure certain of their long-term debt. Unrestricted retained earnings of the Electric Operating Subsidiaries aggregated approximately $1.38 billion at September 30, 1995.

     The holders of Common Stock are entitled to share ratably in the assets of the Company in the event of liquidation. Shareholders do not have any preemptive rights.

CHANGE IN CONTROL AND BUSINESS COMBINATION PROVISIONS

     The Charter (i) provides for the classification of directors, with three-year staggered terms, and a requirement of an affirmative vote of the holders of 80% of the outstanding shares of Common Stock to remove any director from office, and (ii) requires the affirmative vote of the holders of (a) 80% of the outstanding shares of Voting Stock (as defined therein) and (b) a majority of outstanding shares of Voting Stock of the Company, excluding any shares beneficially owned by an Interested Shareholder (as defined therein), to approve a Business Combination (as defined therein), unless the Business Combination shall have been approved by a majority of the Continuing Directors (as defined therein) or unless a certain minimum price requirement is met in connection with the applicable Business Combination.

MISCELLANEOUS

     The outstanding shares of Common Stock are, and the shares of Additional Common Stock will upon issuance be, fully paid and nonassessable. The Company will apply for the listing of the Additional Common Stock on the New York Stock Exchange, effective upon official notice of issuance. Central and South West Services, Inc. is the Transfer Agent and Registrar for the Common Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the Additional Common Stock (i) through competitive bidding, (ii) through negotiation with one or more underwriters, (iii) through one or more agents designated from time to time, (iv) directly to purchasers or
(v) through any combination of the above. The Prospectus Supplement with respect to the Additional Common Stock being offered thereby will set forth the terms of the offering of such Additional Common Stock, including the name or names of any underwriters and the amount of Additional Common Stock to be purchased by each underwriter, the purchase price of such Additional Common Stock and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If an underwriter or underwriters are utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale. The Additional Common Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the underwriter or underwriters are obligated to purchase all of the Additional Common Stock offered in the Prospectus Supplement if any are purchased.

     If any of the Additional Common Stock is sold through an agent or agents designated by the Company from time to time, the Prospectus Supplement will name any such agent, set forth any commissions payable by the Company to any such agent and set forth the obligations of such agent with respect to the Additional Common Stock. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Additional Common Stock, any purchasers, underwriters or agents may receive compensation from the Company or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the Additional Common Stock may be, deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Act"). The agreement between the Company and any purchasers, underwriters or agents will contain covenants of indemnity, and will provide for contribution by the Company in respect of its indemnity obligations, between the Company and the purchasers, underwriters or agents against certain liabilities, including liabilities under the Act.

     Certain of the underwriters or agents and their associates may engage in transactions with, or perform services for, the Company and its affiliates in the ordinary course of business.

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

                                 LEGAL OPINIONS

     Legal opinions relating to the validity of the Additional Common Stock will be given by Milbank, Tweed, Hadley & McCloy, One Chase Manhattan Plaza, New York, New York 10005, counsel for the Company, and Sidley & Austin, One First National Plaza, Chicago, Illinois 60603, counsel for the Underwriters. Sidley & Austin has from time to time represented the Company and certain of its Electric Operating Subsidiaries in connection with certain matters.

                                    EXPERTS

     The audited consolidated financial statements and schedules of the Company and its consolidated subsidiaries incorporated by reference in this Prospectus, and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated February 13, 1995, with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of SEEBOARD plc as of March 31, 1995 and 1994, and for each of the years in the two year period ended March 31, 1995, have been incorporated by reference herein and in the registration statement upon reliance of the report of KPMG, Chartered Accountants, Registered Auditors, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

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